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             UNITED STATES                         OMB Number:  3235-0058
  SECURITIES AND EXCHANGE COMMISSION               Expires:  April 30, 2009
        WASHINGTON, D.C. 20549                     Estimated  average burden
                                                   hours per response......2.50
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              FORM 12B-25                               SEC FILE NUMBER
                                                           333-139412
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      NOTIFICATION OF LATE FILING                        CUSIP NUMBER
                                                           380710103
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(CHECK ONE):  | | Form 10-K   | |  Form 20-F     | |  Form 11-K   |X| Form 10-Q
              | | Form 10-D   | | Form N-SAR     | | Form N-CSR

                  For Period Ended:  March 31, 2008
                  Transition Report on Form 10-K
                  Transition Report on Form 20-F
                  Transition Report on Form 11-K
                  Transition Report on Form 10-Q
                  Transition Report on Form N-SAR
                  For the Transition Period Ended:

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

Full Name of Registrant:  Gold Run Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
                                              330 Bay St., Suite 820
City, State and Zip Code:                     Toronto, Ontario M5H-2S8 Canada





SEC 1344 (05-06)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a)   The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable
                     effort or expense;
|X|            (b)   The subject annual report, semi-annual report, transition
                     report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c)   The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable. PART III -
                     NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

The requirement that the Company file its quarterly reports on Form 10-Q instead of Form 10-QSB commencing with the quarterly report for the quarter ending March 31, 2008 has required the Company to expend greater than expected resources in the preparation of this quarterly report. Because the Company's recent efforts have been focused on responding to the Staff's comments to its most recent amendment to its Registration Statement on Form S-1 filed on April 16, 2008, it has been unable to devote the resources necessary to file this quarterly report within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Daniel Tepper, Esq. 212 490-3232

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         |X| Yes            No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes | | No |X|

         If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  GOLD RUN INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 15, 2008                                By:  /s/ JOHN M. PRITCHARD
                                                      -------------------------
                                                       John M. Pritchard
                                                       Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).